FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA’s airport subsidiary OMA files shelf registration statement for a Global Public Secondary Offering of up to 100 million OMA shares

Mexico City, May 15, 2013 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced today that OMA has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission relating to the potential future sale of up to 100 million of its Series B shares, without par value, directly or in the form of American Depositary Shares (ADSs), by ICA’s indirect wholly owned subsidiary, Aeroinvest, S.A. de C.V.  Each of OMA’s ADSs represents eight Series B shares.  The registered shares represent up to 25% of OMA’s total capital.

This filing is intended to allow ICA the flexibility to sell a portion of its shares in OMA should it determine that market and other conditions are appropriate.  If ICA decides to go forward with sales of OMA’s Series B shares (directly or in the form of ADSs) covered by OMA’s shelf registration statement, ICA would receive all proceeds from such sales.  In addition, ICA expects to retain a controlling interest in OMA through its ownership of OMA’s Series BB shares.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective.  Once declared effective by the SEC, the shelf registration is expected to remain effective for a period of three years.

These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This announcement is neither an offer to sell nor a solicitation of an offer to buy ordinary shares.  Any offering of OMA’s Series B shares (directly or in the form of ADSs) will be made solely by means of the prospectus included in the registration statement and any prospectus supplements that may be issued with respect to such offering.

The prospectus and any prospectus supplements will be available from the SEC (www.sec.gov).

A copy of the final prospectus and any prospectus supplement relating to the offering under the registration statement will be filed with the SEC.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to various factors, including (with respect to ICA) material changes in the performance or terms of its concessions, ability to obtain additional debt or equity financing on attractive terms, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation and exchange rates, regulatory developments, and customer demand and competition; and (with respect to OMA) governmental regulations governing airport operations, airport concessions, and maximum rates, air traffic volumes, U.S. and global economic activity, fuel prices, terrorist attacks, factors affecting Mexican tourism, and tax claims asserted by municipalities.  These and other risk factors are set forth in ICA’s and OMA’s most recent filings on Form 20-F and in any filings or submissions the companies have made with the SEC subsequent to their most recent filings on Form 20-F.  All forward-looking statements are based on information available to ICA and OMA on the date hereof, and neither ICA nor OMA assumes any obligation to update such statements.

For more information contact:
ICA Victor Bravo, CFO victor.bravo@ica.mx Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	OMA José Luis Guerrero Cortés, CFO jlguerrero@oma.aero (5281) 8625 4300 ext. 308	In the United States: Daniel Wilson, Zemi Communications +1 (212) 689 9560 dbmwilson@zemi.com

About ICA

Empresas ICA, S.A.B. de C.V., is Mexico's largest infrastructure company.  ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate.  Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.  For more information, visit www.ica.com.mx/ir.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico.  OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities.  OMA also operates a hotel inside Terminal 2 of the Mexico City airport.  OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008.  OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator.  OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB).  For more information, please visit us at:

•	Website:	http://www.oma.aero
•	Twitter:	http://twitter.com/OMAeropuertos
•	Facebook:	http://www.facebook.com/pages/OMA/137924482889484

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer